Exhibit 99.1

News Release
B2Gold Corp. Reports Third Quarter 2016 Results;
Operating Cash Flows Significantly Higher on Record Gold Production, Record Low Costs and Higher Gold Prices;
2016 Guidance Favourably Revised

Vancouver, November 2, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the three and nine months ended September 30, 2016. The Company previously released its gold production and gold revenue results for the third quarter of 2016 (see news release dated 10/13/16). All dollar figures are in United States dollars unless otherwise indicated.

2016 Third Quarter Highlights

•	Record quarterly consolidated gold production of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) greater than the same period in 2015
•
Consolidated gold revenue a quarterly record of $193 million on record sales of 145,029 ounces at an average price of $1,331 per ounce, an increase in revenue of 39% (or $53.7 million) over the same period in 2015

•	Consolidated cash operating costs a quarterly record low of $491 per ounce, $73 per ounce (or 13%) below budget and $93 per ounce (or 16%) below the prior-year quarter
•	Consolidated all-in sustaining costs of $702 per ounce, $134 per ounce (or 16%) below budget and $173 per ounce (or 20%) below the prior-year quarter
•	Cash flow from operating activities of $90.3 million ($0.10 per share), up 266% from $33.9 million ($0.04 per share) in the third quarter of 2015
•	Strong cash position of $123.8 million at quarter-end
•
Masbate Mine's 2016 guidance revised favourably; for full-year 2016, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (up from the previous range of 175,000 to 185,000 ounces) at cash operating costs of between $465 to $505 per ounce (reduced from the previous range of $620 to $660 per ounce)

•	Masbate Mine achieves approximately 6 million man-hours (or 353 days) without a "Lost-Time-Injury" as at September 30, 2016
•	Otjikoto Mine achieves record quarterly gold production of 47,564 ounces at record low cash operating costs of $344 per ounce
•	Otjikoto Mine's 2016 annual cash operating cost guidance revised lower to $365 to $405 per ounce (previously was $400 to $440 per ounce)
•
Revised consolidated 2016 production guidance; for full-year 2016, consolidated gold production is now forecast to be between 535,000 to 575,000 ounces (up from the previous range of 510,000 to 550,000 ounces of gold)

•
Revised consolidated 2016 cost guidance; for full-year 2016, consolidated cash operating costs are now forecast to be between $500 to $535 per ounce (reduced from the previous range of $560 to $595 per ounce) and all-in sustaining costs are now expected to be between $780 to $810 per ounce (reduced from $895 to $925 per ounce)

•	Construction of the Fekola mine is progressing well, on schedule and on budget, and is expected to commence production in the fourth quarter in 2017

2016 First Nine Months Highlights

•	Record year-to-date consolidated gold production of 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces) over the same period in 2015
•	Consolidated gold revenue a year-to-date record of $502.1 million on record sales of 396,757 ounces at an average price of $1,266 per ounce
•	Consolidated cash operating costs a year-to-date record low of $495 per ounce, $86 per ounce (or 15%) below budget and $155 per ounce (or 24%) below the same period last year
•	Consolidated all-in sustaining costs of $765 per ounce, $195 per ounce (or 20%) below budget and $236 per ounce (or 24%) below the same period last year
•
Cash flow from operating activities of $329.5 million ($0.35 per share), including $120 million proceeds from Prepaid Sales transactions, compared to $126.9 million ($0.14 per share) in the same period in 2015

•	Signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL for the Fekola project (funding subject to satisfaction of conditions precedent)
•	Additional positive exploration drill results reported for the Company's Mali and Burkina Faso greenfield targets
•	Received 2015 Award for Social Responsibility in Nicaragua on May 5, 2016

2016 Third Quarter and First Nine Months Operational Results

Consolidated gold production in the third quarter of 2016 was another quarterly record of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) higher than the same period in 2015. The excellent quarter highlights the continued very strong performance of the Masbate Mine and record quarterly production from the Otjikoto Mine. Following another very strong operational quarter at the Masbate Mine, its 2016 annual production guidance has been increased to between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold). The Company's other operating mines remain on track to meet their full-year production guidance.

In the third quarter of 2016, consolidated cash operating costs were a quarterly record low of $491 per ounce, $73 per ounce (or 13%) below budget and $93 per ounce (or 16%) below the prior-year quarter. This significant improvement reflects higher gold production, lower fuel prices/consumption, and ongoing cost optimization efforts. Consolidated all-in sustaining costs in the quarter were $702 per ounce, $134 per ounce (or 16%) below budget and $173 per ounce (or 20%) lower than the third quarter of 2015. The lower all-in sustaining costs were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of pre-stripping and underground development activity.

Consolidated gold production for the first nine months of 2016 was a year-to-date record 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015.

For the nine months ended September 30, 2016, consolidated cash operating costs were a year-to-date record low of $495 per ounce, $86 per ounce (or 15%) below budget and $155 per ounce (or 24%) lower than the first nine months of 2015. Consolidated all-in sustaining costs in the first nine months of 2016 were $765 per ounce, significantly below both budget of $961 per ounce and $1,001 per ounce in the comparable period of 2015.

B2Gold is projecting another record year for gold production in 2016. Following the uplift in guidance for Masbate, the Company is now on track to meet a revised annual consolidated production guidance range of between 535,000 to 575,000 ounces of gold in 2016 (up from the original consolidated guidance range of between 510,000 to 550,000 ounces of gold). The Company has also updated its cash cost and all-in sustaining cost guidance for the year. The Company now expects consolidated cash operating costs and all-in sustaining costs to be lower than its original guidance, with a revised consolidated cash operating cost range of $500 to $535 per ounce (original guidance was $560 to $595 per ounce) and revised consolidated all-in sustaining costs range of $780 to $810 per ounce (original guidance was $895 to $925 per ounce).

2016 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue in the third quarter of 2016 was a quarterly record $193 million on record sales of 145,029 ounces at an average price of $1,331 per ounce compared to $139.3 million on sales of 124,481 ounces at an average price of $1,119 per ounce in the third quarter of 2015. The 39% (or $53.7 million) increase in gold revenue was mainly attributable to a 17% increase in gold sales volume and a 19% increase in the average realized gold price.

In the third quarter of 2016, cash flow from operating activities of $90.3 million ($0.10 per share) was up 266% from $33.9 million ($0.04 per share) in the prior-year quarter. The significant increase was driven by record gold production combined with record low costs and higher realized sales prices.

The Company generated net income of $35.7 million ($0.04 per share) in the quarter compared to a net loss of $13.6 million (negative $0.02 per share) in the third quarter of 2015. Adjusted net income was $48.6 million ($0.05 per share) in the third quarter of 2016 compared to $2.2 million ($0.00 per share) in the prior-year quarter. Adjusted net income in the third quarter of 2016 mainly excluded various unrealized mark-to-market adjustments (totaling a net gain of $3.3 million) and non-cash impairment charges of $9.7 mainly for the restructuring of the Company's 51% interest in a joint operation in Nicaragua with Calibre Mining Corp.

Consolidated gold revenue for the first nine months of 2016 was a nine-month record of $502.1 million on record sales of 396,757 ounces at an average price of $1,266 per ounce compared to $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce in the first nine months of 2015.

Year-to-date, cash flow from operating activities was $329.5 million ($0.35 per share) compared to $126.9 million ($0.14 per share) in the first nine months of 2015. The increase included $120 million of proceeds received from Prepaid Sales transactions (see "Liquidity and Capital Resources" section below).

For the nine months ended September 30, 2016, the Company generated net income of $30.5 million ($0.04 per share) compared to a net loss of $30.0 million (negative $0.03 per share) in the comparable period of 2015. Adjusted net income for the first nine months of 2016 was $96.5 million ($0.10 per share) compared to $11.7 million ($0.01 per share) in the same period last year.

Liquidity and Capital Resources

As at September 30, 2016, the Company remained in a strong financial position with cash and cash equivalents of $123.8 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at September 30, 2016 was $114.9 million compared to working capital of $104.7 million at December 31, 2015. In addition, the Company has $200 million of undrawn capacity on its revolving credit facility and a Euro 71.4 million term Equipment Facility (funding subject to satisfaction of certain conditions precedent) with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations (including maintaining available liquidity of at least $100 million) and fund the construction of the Fekola project through completion (forecast to be in the fourth quarter of 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

On August 11, 2016, the Company entered into an equity distribution agreement (the "ATM" Agreement) with two placement Agents for the sale of common shares for aggregate gross proceeds of up to $100 million through "at the market" distributions under the Company's shelf prospectus and "at the market" prospectus supplement. The ATM Agreement runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) ) February 11, 2018, or (iii) termination by one of parties. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. In the third quarter of 2016, the Company issued 7.6 million shares for net proceeds of $24.7 million under the ATM Agreement.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver predetermined volumes of gold on agreed future delivery dates in exchange for upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months, which commenced in March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company's mines in 24 equal monthly installments during 2017 and 2018 (estimated to represent approximately 9% and 6%, respectively, of the forecast production in those years).

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2016 was as follows:

Mine	Q3 2016 Production (ounces)	YTD 2016 Production (ounces)	Updated 2016 Annual Production Guidance (ounces)	Original 2016 Annual Production Guidance (ounces)
Masbate	47,676	157,591	200,000 – 210,000	175,000 – 185,000
Otjikoto	47,564	119,439	160,000 – 170,000	160,000 – 170,000
La Libertad	37,261	97,266	125,000 – 135,000	125,000 – 135,000
Limon	14,185	35,476	50,000 – 60,000	50,000 – 60,000

B2Gold Consolidated	146,686	409,772	535,000 – 575,000	510,000 – 550,000

Mine-by-mine cash operating costs in the third quarter and first nine months of 2016 was as follows:

Mine	Q3 2016 Cash Operating Costs ($ per ounce)	YTD 2016 Cash Operating Costs ($ per ounce)	Updated 2016 Annual Cash Operating Cost Guidance ($ per ounce)	Original 2016 Annual Cash Operating Cost Guidance ($ per ounce)
Masbate	$466	$437	$465 – $505	$620 – $660
Otjikoto	$344	$368	$365 – $405	$400 – $440
La Libertad	$637	$658	$650 – $680	$650 – $680
Limon	$682	$725	$690 – $730	$610 – $650

B2Gold Consolidated	$491	$495	$500 – $535	$560 – $595

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the third quarter of 2016, producing 47,676 ounces of gold, 4% (or 1,806 ounces) above budget and 18% (or 7,308 ounces) higher than the third quarter of 2015. Masbate's strong quarter was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance). Based on Masbate's strong performance, its 2016 annual production and cost guidance have both been favourably revised. For full-year 2016, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of 175,000 to 185,000 ounces) at cash operating costs of between $465 to $505 per ounce (significantly lower than its original guidance range of $620 to $660 per ounce). Revised all-in sustaining costs are expected to be in the range of $680 to $720 per ounce for the year.

Throughout 2016, the trend of better-than-expected grades in Main Vein Stage 1 pit combined with more oxide ore than modelled from the Colorado pit has continued. In the third quarter of 2016, high grade ore tonnes and grade mined from the Main Vein Stage 1 pit were both significantly above budget by 68% (1,299,351 tonnes versus 772,507 tonnes budget) and 24% (1.48 g/t versus 1.19 g/t budget), respectively. High grade ore tonnes mined from the Colorado pit in the quarter were also significantly above budget by 39% (1,068,467 tonnes at 0.99 g/t versus 769,941 tonnes at 1.01 g/t budget). Of the high grade ore mined in the quarter from the Colorado pit, 99%was oxide material compared to budget of 46%.

Mill throughput in the third quarter of 2016 was 1,604,176 tonnes compared to budget of 1,727,603 tonnes and 1,669,355 tonnes in the third quarter of 2015. Mill throughput in the quarter was affected by a six day plant shutdown to tie-in various plant upgrades. This shutdown had been originally planned for October but was moved up to late September. Mill head grade in the quarter was 1.20 g/t, 7% higher than budget of 1.12 g/t and 20% higher compared to 1.00 g/t in the third quarter of 2015. Mill head grade was lower compared to the second quarter of 2016 of 1.40 g/t as a result of a change in the mine plan (discussed in the paragraph below) which now prioritizes lower grade Colorado ore as mill feed for the remainder of 2016. Mill recoveries averaged 77.2% which was better than budget of 73.9% and 75.0% in the third quarter of 2015. The improved recoveries in the third quarter reflect both the higher than budgeted oxide blend and the benefit of the additional leach tanks installed as part of the Masbate plant upgrade which came on line on June 29, 2016.

In August 2016, Masbate's mine plan was adjusted to optimize the mine's development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore has now been prioritized as mill feed ahead of the higher grade Main Vein ore, largely due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit will now be stockpiled and processed in 2017. The modified mine plan provides for continued strong gold production in the fourth quarter of 2016 while optimizing production in 2017 and beyond.

Masbate's third quarter cash operating costs were $466 per ounce, $179 per ounce (or 28%) below budget and $218 per ounce (or 32%) below the prior-year quarter. This significant reduction was mainly the result of both higher gold production and lower fuel/energy costs. All-in sustaining costs in the quarter were $650 per ounce, significantly below both budget of $955 per ounce and $1,030 per ounce in the prior-year quarter, reflecting the favourable cash operating costs as well as lower capital expenditures and pre-stripping costs.

Year-to-date, gold production at Masbate was 157,591 ounces of gold, significantly above budget by 16% (or 21,209 ounces) and 23% (or 29,746 ounces) higher than the first nine months of 2015. The Company is pleased to announce that as at September 30, 2016 the Masbate operations had completed approximately 6 million man-hours (or 353 days) without a "Lost-Time-Injury". This achievement was attained by staff, workers, and contractors who are truly committed to working safely.

Masbate's cash operating costs for the first nine months of 2016 were a year-to-date record low of $437 per ounce, $172 per ounce (or 28%) below budget and $275 per ounce (or 39%) below the same period last year. All-in sustaining costs for the first nine months of 2016 were $612 per ounce, significantly below both budget of $888 per ounce and $1,029 per ounce in the first nine months of 2015.

Capital expenditures in the third quarter of 2016 totaled $4.9 million which consisted mainly of $2.8 million for the plant expansion, $0.8 million for powerhouse upgrades and $0.7 million in mobile equipment purchases. Year-to-date capital expenditures totaled $22.3 million, consisting mainly of $12.5 million for the plant expansion, $3.8 million in mobile equipment purchases, $1.8 million in pre-stripping costs and $0.8 million for powerhouse upgrades.

Masbate's process plant upgrades have now been substantially completed with most process improvements integrated into operation slightly ahead of the original schedule. The tie-in of the plant upgrades undertaken during the six-day shutdown in September involved screens, cyclones, pump drives, grinding circuit improvements, additional cooling capacity and additional pumps. The plant upgrades are expected to improve gold recoveries by between 2% and 3% and sustain throughput on harder ore types.

As previously reported by the Company, on September 27, 2016, the Philippine Department of Environment and Natural Resources (the "DENR") announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. At that time, DENR spokespersons advised the Company that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings; however, no show-cause order was issued to the Company in respect of any findings. The audit findings are related to administrative and regulatory issues, including without limitation  (a) alleged issues related to certain mining operations occurring in areas not covered by the Environmental Compliance Certificate, which in the Company's view is mistaken and likely arises as a result of incorrect geographical coordinates of the Masbate project used by the auditors, and (b) alleged issues related to the appropriate approval of mine operating and production plans, the payment of fees for waste and tailing disposal, and a series of alleged infractions of the Philippine Mining  Act of 1995 and safety regulations. The audit also includes recommendations related to guidelines to enhance Masbate's reclamation planning and practices, and several proposals related to community planning and development which the Company supports. The Company has provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised, and which is presently being evaluated by the DENR. Presently, operations at Masbate continue uninterrupted and the personnel at the DENR have been highly cooperative and supportive in helping to address these matters. However, until the Company receives the results of the DENR's review of its response to the audit (expected in November) the final outcome of the audit process, which may lead to the issuance of a show-cause order and the suspension of operations at Masbate, is not known.

Otjikoto Mine, Namibia

The Otjikoto Mine in Namibia produced a quarterly record 47,564 ounces of gold in the third quarter of 2016, 10% (or 4,191 ounces) above budget and 24% (or 9,312 ounces) higher than the third quarter of 2015. The increased production was mainly due to higher mill throughput. Mill throughput exceeded budgeted and the same quarter in 2015 primarily due to the completion of Otjikoto's mill expansion project in September 2015 (which has increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum). Head grade and recoveries in the quarter were 1.66 g/t (Q3 2015 – 1.71 g/t) and 98.0% (Q3 2015 – 99.1%), respectively, and were both approximately in-line with budget.

In the third quarter of 2016, ore was mined from the Otjikoto Phase 1 pit which was reopened after the new access ramp was completed in June 2016. In the fourth quarter of 2016, it is expected that the majority of ore produced will continue to be sourced from the Otjikoto Phase 1 pit, with minor ore tonnage from the Otjikoto Phase 2 pit and the new Wolfshag starter pit. Development of the Wolfshag pit is progressing on schedule, with the first ore expected before the end of 2016.

Otjikoto's third quarter cash operating costs were a record low $344 per ounce, $20 per ounce (or 5%) below budget and $49 per ounce (or 12%) below the prior-year quarter. This was mainly the result of higher gold production, lower fuel prices and lower fuel/reagent consumption. All-in sustaining costs in the quarter were $474 per ounce, below both budget of $486 per ounce and $510 per ounce in the prior-year quarter, mainly reflecting lower cash operating costs.

During the first nine months of 2016, the Otjikoto Mine produced 119,439 ounces of gold, 3% (or 2,987 ounces) above budget and 12% higher compared to 106,349 ounces (including 18,815 ounces of pre-commercial production) produced in the same period last year.

Otjikoto's cash operating costs for the first nine months of 2016 were a year-to-date record low of $368 per ounce, $61 per ounce (or 14%) below budget and $76 per ounce (or 17%) lower than in the same period last year (following commercial production on February 28, 2015). All-in sustaining costs for the first nine months of 2016 were $611 per ounce compared to budget of $695 per ounce and $569 per ounce in the same period last year (following commercial production on February 28, 2015).

Capital expenditures in the third quarter of 2016 totaled $7.5 million and included pre-stripping costs of $5.1 million and mobile equipment costs of $1.0 million. Capital expenditures for the nine months ended September 30, 2016 totaled $33.8 million and included pre-stripping costs of $14.6 million and mobile equipment costs of $16.1 million.

The Otjikoto Mine is on track to meet its annual production guidance of between 160,000 to 170,000 ounces of gold in 2016. Gold grade is expected to increase slightly during the fourth quarter of 2016, as the higher grade ore near the bottom of the Otjikoto Phase 1 pit is mined out and the first ore from the Wolfshag starter pit is produced. The Wolfshag open pit will continue to produce higher than average grade ore for three to five years, depending on the transition to underground mining. Life-of-mine production plans for the Otjikoto project, incorporating the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in the first quarter of 2017 (open pit) and first-half of 2017 (underground). Ongoing studies are leading the Company to re-evaluate the open pit and underground interface.

The Company has updated its 2016 cost guidance for the Otjikoto Mine. The Company now expects Otjikoto' s full-year cash operating costs to be lower than original guidance, with a revised cash operating cost range of $365 to $405 per ounce (original guidance was $400 to $440 per ounce). Revised all-in sustaining costs are expected to be in the range of $600 to $640 per ounce for the year.

La Libertad Gold Mine - Nicaragua

Gold production at La Libertad Mine in Nicaragua was 37,261 ounces in the third quarter of 2016, 9% (or 3,014 ounces) above budget and 19% (or 6,027 ounces) higher than the prior-year quarter. The increase was due to better grade. Mill head grade in the quarter was 2.19 g/t, 13% above budget (of 1.93 g/t) and 23% higher than the third quarter of 2015 (of 1.78 g/t). During the quarter, La Libertad's mine schedule was modified to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. The La Libertad mill continues to operate well processing 556,730 tonnes (Q3 2015 – 581,597 tonnes) with recoveries of 95.2% (Q3 2015 – 94.0%). Mill throughput was 29,850 tonnes below budget in the quarter due to the additional "harder" Jabali Central ore being processed.

For Jabali Antenna, prior to completing the mine permitting process, the Company must first finish the related resettlement activities. However, meetings with the Nicaraguan government and stakeholders have been temporarily postponed until after the Nicaraguan presidential election on November 6, 2016. As a result, mining from the Jabali Antenna pit, previously scheduled to begin in the second quarter of 2016, is now forecast to commence in the second half of 2017.

La Libertad's cash operating costs in the third quarter of 2016 were $637 per ounce, $64 per ounce (or 9%) below budget and $22 per ounce (or 3%) below the prior-year quarter. This was mainly the result of higher gold production and lower stripping costs. All-in sustaining costs in the quarter were $788 per ounce, below both budget of $908 per ounce and $812 per ounce in the prior-year quarter, reflecting lower cash operating costs and lower capital expenditures and pre-stripping costs.

For the nine months ended September 30, 2016, La Libertad produced 97,266 ounces of gold, 4% (or 3,805 ounces) above budget and 15% (or 13,025 ounces) higher than the first nine months of 2015.

Year-to-date, La Libertad's cash operating costs were $658 per ounce, $41 per ounce (or 6%) below budget and $106 per ounce (or 14%) below the same period last year. All-in sustaining costs for the first nine months of 2016 were $913 per ounce, below both budget of $1,153 per ounce and $1,034 per ounce in the first nine months of 2015.

Capital expenditures in the third quarter of 2016 totaled $2.3 million which consisted primarily of Jabali Central development ($0.7 million), Mojon underground development costs ($0.5 million), process plant costs ($0.4 million) and treatment plant costs ($0.3 million). Year-to-date capital expenditures totaled $14.0 million, consisting primarily of La Esperanza tailings dam costs ($5.1 million), Jabali Central development costs ($4.5 million), pre-stripping costs ($2.8 million) and Mojon underground development costs ($1.0 million).

La Libertad expects to meet its 2016 annual guidance of between 125,000 to 135,000 ounces of gold at cash operating costs of between $650 to $680 per ounce. Budgeted gold production at La Libertad is weighted towards the second half of the year, due to higher anticipated processed grades. Due to the lower than budgeted capital expenditures incurred to date in 2016, all-in sustaining costs are now expected to be in the range of $900 to $940 per ounce for the year.

El Limon Gold Mine - Nicaragua

El Limon open pit and underground mine in Nicaragua produced 14,185 ounces of gold in the third quarter of 2016, slightly below budget (of 15,208 ounces), but consistent with the prior-year quarter of 14,517 ounces. The mill continues to operate well processing 128,809 tonnes (Q3 2015 – 128,002 tonnes) with recoveries averaging 94.5% (Q3 2015 – 94.1%). Both throughput and recoveries were slightly above budget. Mill head grade was 3.63 g/t (Q3 2015 – 3.75 g/t) compared to budget of 3.93 g/t. Although underground-sourced grade was better than anticipated (4.58 g/t versus budget of 4.20 g/t), mill feed was supplemented in the quarter with lower grade material from surface stockpiles due to fleet availability and maintenance program changes. During the quarter, two haul trucks and a long-hole drill were added.

El Limon's third quarter cash operating costs were $682 per ounce, $99 per ounce (or 17%) above budget and $38 per ounce (or 6%) higher compared to the prior-year quarter. The increase was mainly due to lower gold production. All-in sustaining costs in the quarter were $1,067 per ounce compared to budget of $933 per ounce and $1,202 per ounce in the prior-year quarter. All-in sustaining costs reflect the increase in cash operating costs and differences in the timing of capital expenditures.

Year-to-date, El Limon produced 35,476 ounces of gold compared to budget of 40,826 ounces and 43,361 ounces produced in the same period last year.

El Limon's year-to-date cash operating costs were $725 per ounce, $80 per ounce (or 12%) above budget and $63 per ounce (or 10%) higher than in the same period last year. All-in sustaining costs for the first nine months of 2016 were $1,101 per ounce compared to budget of $1,057 per ounce and $1,240 per ounce in the first nine months of 2015.

Capital expenditures in the third quarter of 2016 totaled $2.3 million which consisted mainly of underground development costs ($1.0 million) and mining equipment ($0.8 million). Year-to-date capital expenditures totaled $5.3 million, consisting mainly of underground development costs ($2.7 million), mining equipment ($0.8 million) and pumping project ($0.3 million).

El Limon is on track to meet the low end of its 2016 annual production guidance range of between 50,000 to 60,000 ounces of gold. The Company has updated its 2016 annual cost guidance for El Limon. The Company now expects El Limon's cash operating costs to be higher than the original guidance, with a revised cash operating cost range of $690 to $730 per ounce (original guidance was $610 to $650 per ounce). Revised all-in sustaining costs are expected to be in the range of $1,060 to $1,100 per ounce for the year.

Development

Fekola Development Project - Mali

In the third quarter of 2016, B2Gold's construction team continued to develop the Fekola project in Mali which remains on schedule and on budget to commence production in the fourth quarter of 2017. Significant activities during the quarter included:

•	Earthwork and surface water control structures largely completed;
•	Primary crusher concrete nearing completion;
•	Reclaim concrete complete;
•	Mill concrete nearing completion;
•	Conveyor structure installation in progress;
•	Leach tank erection complete, structural and mechanical installation in progress;
•	Power plant concrete pouring in progress;
•	Permanent camp complete and operational;
•	All design and procurement items remain on schedule;
•	Workforce maintained at approximately 800 employees and contractors.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both near surface and underground below the main Fekola pit) and exploration potential, the Company is expanding the throughput at the Fekola mine to 5 million tonnes per year. The optimized Feasibility Study and Environmental and Social Impact Study were both prepared to accommodate an uplift in throughput from 4 million tonnes per year to 5 million tonnes per year. The uplift factors built into the original design included 5 million tonnes per year assumptions for plant design, general infrastructure and tailings dam design and location. This means that the capacity for throughput of ore at the Fekola mine could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized Feasibility Study's originally modelled 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the mill expansion and approved an $18 million expansion budget for additional items including a pebble crusher, one additional leach tank and an additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial Feasibility Study projections of approximately 350,000 ounces of gold per year for the first seven years of operation. Further production scheduling and cost guidance under the 5 million tonne per year case will be available in early 2017.

The Company has also approved a plan to relocate the village of Fadougou, located adjacent to the main Fekola pit. This decision was not made based on a requirement in the Construction Permit but on extensive stakeholder engagement with the local population. Relocation of the village will be completed in accordance with a Resettlement Action Plan ("RAP") that was completed by an independent consultant in consultation with all stakeholders. The RAP has been submitted to the appropriate Malian authorities and the Company is currently in the process of acquiring the land necessary for relocation. It is anticipated that the relocation process will commence in the fourth quarter of 2016 and will take 2 years to complete. Total estimated relocation costs are approximately $20 million to be incurred over the balance of 2016 and in 2017.

During 2016, the Company approved inceases to the Fekola project budget for 2016 totaling $27.5 million including $6.1 million for 2016 plant expansion costs, $10 million related to relocating the village of Fadougou and $4.8 million related to the change in timing of ordering certain mine fleet items. The impact of the increase to the Fekola project budget for the three and nine months ended September 30, 2016, is an increase in budgeted costs of approximately $15.6 million and $17.6 million, respectively. Capital expenditures on the Fekola project in the three and nine months ended September 30, 2016 totaled $64.2 million and $161.6 million, respectively, compared to a revised Fekola project budget of $78.4 million and $186.7 million, respectively. Expenditures on the Fekola project to date were $291.0 million including $37.9 million of preconstruction expenditures compared with a revised Fekola project budget to date of $301.9 million. The Fekola project remains on budget and the variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

During 2016, the Company also increased its 2016 exploration budget for Mali from $6.9 million to $11.4 million. The Company is approximately 70% through a 98,500 metre diamond, reverse circulation, auger and air core drill program to follow up on the successful 2015 program.

Kiaka Development Project – Burkina Faso

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. The Company has increased the budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

The Company continues to evaluate its timeline for updating the Kiaka feasibility study. An updated study will include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka. During the second quarter of 2016, the Company approved an additional budget of $7.5 million for updated feasibility study work to be undertaken during the remainder of 2016. The Company is currently targeting mid-2017 for completion of the updated optimized Kiaka study, subject to further delineation of the size of the deposit.

Outlook

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is now expected to be in the range of 535,000 to 575,000 ounces (an increase from the original range of 510,000 to 550,000 ounces), reflecting the continued very strong performance of the Masbate Mine and record production from the Otjikoto Mine. In conjunction with this and based on the Company's solid operational performance over the first nine months of 2016, its expectation for full-year consolidated cash operating costs for fiscal 2016 have been revised and are now expected to be in the range of $500 to $535 per ounce (a reduction from the Company's original guidance range of $560 to $595 per ounce). The Company's consolidated all-in sustaining costs have also been revised and are now expected to be in the range of $780 to $810 per ounce (a reduction from the Company's original guidance range of $895 to $925 per ounce). The improvement in consolidated cash operating and all-in sustaining costs against both budget and prior year reflects ongoing cost optimization efforts at all sites, lower fuel costs at all sites and higher than budgeted production at the Masbate, Otjikoto and Libertad mines.

In March 2016, the Company put several new funding measures in place. A total of $120 million was received from Prepaid Sales transactions and the Company has signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL. In addition, higher realized gold prices and better operating cost performance from the Company's mines continue to significantly improve operating cash flows. In the third quarter of 2016, operating cash flows from the Company's mining operations totaled $90.3 million, almost tripling from the prior-year quarter. Year-to-date, the Company has generated $329.5 million from operating activities (including proceeds from the Prepaid Sales transactions). The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations (including maintaining available liquidity of $100 million) and ensure that, based on current assumptions, construction of the Fekola project is fully funded through to completion (forecast to be in the fourth quarter of 2017).

The core activities of the Company remain its current mining operations and the construction of its Fekola project. The Fekola project is currently in construction and scheduled to commence production in the fourth quarter of 2017. The Company has recently approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in the fourth quarter of 2017, in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

In addition to its development of Fekola, the Company has also focused on maintaining strategic development expenditures on core projects such as the Masbate Mine process plant upgrade. These core project investments should continue to contribute to the Company's overall operating cost improvements, operational efficiencies and production growth profile. Sustainable organic growth also requires a continued focus on exploration, including both brownfield exploration at the Company's existing projects and additional greenfield opportunities. The most significant areas of exploration focus for the Company are in West Africa. As part of the 2016 budget, the Company originally allocated $30 million for exploration activities. Since the beginning of 2016, the Company has committed additional funds totaling approximately $15 million to pursue additional greenfield exploration targets in both Mali and Burkina Faso ($8 million) and to update the Kiaka Feasibility Study ($7 million). Coupled with this focus on its core projects, and in conjunction with a determination as to best deployment of investment capital, the Company has undertaken a review of its non-core projects during the period. As a result, the Company has commenced a process to consider offers for the sale of the Gramalote Joint Venture development project in Colombia, along with a process to restructure its 51% interest in the joint operations in Nicaragua with Calibre Mining Corp.

The Company's ability to secure funding for the construction of the Fekola project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company's production profile, clearly demonstrates that its cost effective growth strategy is working. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs.

Based on current assumptions and updates to the Company's long-term mine plans, the Company is projecting gold production in 2016 of between 535,000 to 575,000 ounces, 520,000 to 570,000 ounces in 2017 and significantly increasing to between 900,000 to 950,000 ounces in 2018 with the planned first full year of production from the Fekola project.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production in the fourth quarter of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

The Company would like to confirm that it is progressing with the process to consider offers for the sale of its 49% interest in the Gramalote Joint Venture development project in Colombia and that it is not considering selling its Nicaraguan assets at this time.

Based on current assumptions and updates to B2Gold's current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2016 of between 535,000 to 575,000 ounces; in 2017 of between 520,000 to 570,000 ounces; and in 2018 (significantly increasing to) of between 900,000 to 950,000 ounces, with the inclusion of the anticipated first full year of production at the Fekola mine.

Third Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter 2016 financial results before the North American markets open on Thursday, November 3, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, November 3, 2016 at 10:00 am PST / 1:00 pm EDT. You may access the call by dialing the operator at 416-340-2218 or toll free at 866-225-0198 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175345. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (passcode: 9532466).

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates and guidance, anticipated operating and production costs and revenue and guidance, and estimates of capital expenditures and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including production from the Fekola mine commencing in the fourth quarter of 2017; construction of the Fekola project being fully funded through to completion; completion and funding under the $80.9 million Equipment Facility with Caterpillar Financial SARL; mine plans; expected ore sources, ratios and grades; the modified mine plan for Masbate resulting in strong gold production and optimized production in 2017 and beyond; excess higher grade ore from Main Vein Stage 1 pit at Masbate being stockpiled and processed in 2017; the completion of the plant upgrades at Masbate and the upgrades improving gold recoveries and sustaining throughput; the resolution of the audit by the DENR in relation to the Masbate Mine; anticipated grade increasing at Otjikoto in the fourth quarter of 2016, the Wolfshag starter pit producing ore before the end of 2016 and Wolfshag producing higher than average grade ore for three to five years; refinement of a new mine plan for Otjikoto, including the Wolfshag deposit and underground mining, and completion of associated studies in the first quarter of 2017 (open pit) and the first half of 2017 (underground); the Jabali Antenna pit at La Libertad entering the production stream in the second half of 2017, upon completion of resettlement activities and receipt of remaining mining permits; the forecast that production at La Libertad will be weighted to the second half of 2016 and that the mill feed in the second half will contain a higher percentage of high grade ore; the exploration potential in the Fekola area and the potential increase of throughput processing at the Fekola project; Fekola being a low-cost mine, allowing B2Gold to significantly increase its production base while reducing longer term forecast cash operating costs and all-in sustaining costs; completion of the Fekola mill expansion by the end of 2017, the estimated capital expenditures required to do so, and the related potential increase in projected annual production; production scheduling and cost guidance for the mill expansion at Fekola being available in early 2017; the projections and estimates included in the Fekola Feasibility Study; completion of the relocation of Fadougou according to the RAP; the adequacy of capital for continued operations; the proposed disposition of the Company's interest in the Gramalote Joint Venture; the proposed restructuring of the Company's interest in a joint operation with Calibre Mining Corp. in Nicaragua; the delivery of ounces under the Prepaid Sales transactions and the proportion of production sold thereunder;  and the Company maintaining its low-cost structure and growth profile and being on track to meet its consolidated 2016 production guidance. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; availability of financing and financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; the ongoing audit by the DENR in relation to our Masbate Project; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify as reserves, as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this news release or in documents described in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "all-in sustaining costs" and "adjusted net income". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of these measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2016	For the three months ended Sept. 30, 2015	For the nine months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2015

Gold revenue	$193,049	$139,250	$502,104	$414,648

Cost of sales

Production costs	(69,942)	(75,250)	(197,732)	(229,169)
Depreciation and depletion	(44,234)	(35,749)	(117,485)	(103,552)
Royalties and production taxes	(7,840)	(5,347)	(19,261)	(16,103)

Total cost of sales	(122,016)	(116,346)	(334,478)	(348,824)

Gross profit	71,033	22,904	167,626	65,824

General and administrative	(8,137)	(8,770)	(23,799)	(28,830)
Share-based payments	(3,963)	(3,078)	(11,435)	(12,213)
Impairment of long-lived assets	(9,749)	-	(9,749)	-
Write-down of mineral property interests	-	(8,117)	(3,867)	(8,117)
Provision for non-recoverable input taxes	(479)	28	(1,508)	(583)
Foreign exchange losses	(105)	(1,456)	(1,890)	(4,371)
Other	(714)	(821)	(4,298)	(2,607)

Operating income	47,886	690	111,080	9,103

Gain (loss) on fair value of convertible notes	(9,276)	12,513	(52,669)	5,842
Gain on sale of Bellavista property	-	-	-	2,192
Community relations	(677)	(1,036)	(2,522)	(2,974)
Interest and financing expense	(2,293)	(3,062)	(8,225)	(13,029)
Realized losses on derivative instruments	(3,264)	(891)	(12,511)	(3,439)
Unrealized gains (losses) on derivative instruments	12,532	(9,190)	2,432	(15,010)
Write-down of long-term investments	(3)	(3,360)	(185)	(5,215)
Other	(83)	194	(1,408)	527

Income (loss) before taxes	44,822	(4,142)	35,992	(22,003)

Current income tax, withholding and other taxes expense	(6,664)	(4,903)	(14,999)	(4,335)
Deferred income tax (expense) recovery	(2,480)	(4,540)	9,530	(3,690)

Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

Attributable to:
Shareholders of the Company	$34,923	$(15,082)	$32,910	$(30,005)
Non-controlling interests	755	1,497	(2,387)	(23)

Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

Income (loss) per share (attributable to shareholders of the Company)
Basic	$0.04	$(0.02)	$0.04	$(0.03)
Diluted	$0.04	$(0.02)	$0.03	$(0.03)

Weighted average number of common shares outstanding (in thousands)
Basic	948,305	924,101	935,276	921,397
Diluted	970,994	924,101	947,707	921,397

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2016	For the three months ended Sept. 30, 2015	For the nine months ended Sept. 30, 2016	For the nine months ended Sept.30, 2015

Operating activities
Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)
Mine restoration provisions settled	(24)	(42)	(122)	(486)
Non-cash charges	57,434	54,250	190,044	151,240
Changes in non-cash working capital	(6,879)	(4,999)	(16,948)	10,869
Proceeds from prepaid sales	-	-	120,000	-
Changes in long-term value added tax receivables	4,107	(1,713)	5,976	(4,706)

Cash provided by operating activities	90,316	33,911	329,473	126,889

Financing activities
Credit facility, drawdowns net of transaction costs	-	24,881	50,000	193,735
Repayment of credit facility)	(25,000)	-	(125,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	-	11,043	3,883
Repayment of Otjikoto equipment loan facility	-	(1,716)	(3,823)	(5,149)
Repayment of Nicaraguan equipment loans	(423)	(385)	(1,355)	(1,137)
Interest and commitment fees paid	(2,301)	(1,527)	(12,101)	(8,665)
Common shares issued for cash, net of share issuance costs	55,197	-	61,992	540
Restricted cash movement	(203)	1,052	(1,372)	652

Cash provided (used) by financing activities	27,270	22,305	(20,616)	33,859

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(7,523)	(8,284)	(33,849)	(27,817)
Masbate Mine, development and sustaining capital	(4,911)	(11,870)	(22,261)	(27,936)
Libertad Mine, development and sustaining capital	(2,287)	(2,385)	(13,987)	(13,867)
Limon Mine, development and sustaining capital	(2,328)	(5,567)	(5,289)	(16,771)
Fekola Project, development	(64,180)	(39,365)	(161,619)	(39,365)
Gramalote Project, prefeasibility and exploration	(1,990)	(1,631)	(4,806)	(8,419)
Other exploration and development	(10,539)	(8,825)	(23,372)	(60,450)
Purchase of non-controlling interest	-	-	(6,000)	(6,138)
Acquisition of rights	-	-	-	(4,000)
Other	168	374	807	1,217

Cash used by investing activities	(93,590)	(77,553)	(270,376)	(203,546)

Increase (decrease) in cash and cash equivalents	23,996	(21,337)	38,481	(42,798)

Effect of exchange rate changes on cash and cash equivalents	(40)	(1,596)	134	(2,981)

Cash and cash equivalents, beginning of period	99,802	109,718	85,143	132,564

Cash and cash equivalents, end of period	$123,758	$86,785	$123,758	$86,785

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2016	As at December 31, 2015

Assets
Current
Cash and cash equivalents	$123,758	$85,143
Accounts receivable and prepaids	9,860	11,532
Value-added and other tax receivables	18,703	20,597
Inventories	113,972	86,324

	266,293	203,596

Assets held for sale	3,218	-

Long-term investments	14,264	10,163

Value-added tax receivables	21,693	24,804

Mining interests
- Owned by subsidiaries	1,858,659	1,723,366
- Investments in joint ventures	46,001	42,394

Other assets	24,005	20,059

	$2,234,133	$2,024,382

Liabilities
Current
Accounts payable and accrued liabilities	$66,960	$58,744
Current taxes payable	8,835	10,686
Current portion of long-term debt	18,405	11,726
Current portion of derivative instruments at fair value	10,250	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales	45,692	-
Other	783	6,663

	151,408	98,920

Derivative instruments at fair value	16,038	18,968

Long-term debt	430,296	451,466

Prepaid sales	74,308	-

Mine restoration provisions	68,568	63,539

Deferred income taxes	59,956	68,939

Employee benefits obligation	7,021	6,814

Other long-term liabilities	4,040	3,197

	811,635	711,843

Equity
Shareholders' equity

Share capital

Issued: 955,743,038 common shares (Dec 31, 2015 – 927,073,436)	2,126,887	2,036,778

Contributed surplus	55,733	70,051

Accumulated other comprehensive loss	(92,609)	(96,254)

Deficit	(673,981)	(706,891)

	1,416,030	1,303,684

Non-controlling interests	6,468	8,855

	1,422,498	1,312,539

	$2,234,133	$2,024,382